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                              September 30, 2020

       Michael J. Sacks
       Chief Executive Officer
       GCM Grosvenor Inc.
       900 North Michigan Avenue
       Suite 1100
       Chicago, IL 60611

                                                        Re: GCM Grosvenor Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 18,
2020
                                                            File No. 333-242297

       Dear Mr. Sacks:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary Term Sheet, page xiii

   1. We note your response to comment 2 that "the aggregate value of the consideration that the GCMH Equityholders
will receive pursuant to the Transactions is the sum of: (i) the
                                                        Option Consideration,
(ii) if Holdings elects to effect the Grosvenor Class B-1 Sale, up to
                                                        $38,079,389.50, (iii)
the GCMH Consideration, (iv) the GCM Consideration and (v) the
                                                        IntermediateCo
Contribution Amount." Please revise to disclose the dollar amount of the aggregate value of
consideration that the GCMH Equityholders will received pursuant to the Transactions. In
addition, please disclose the aggregate value that the CFAC
                                                        shareholders and
warrant holders will receive.
 Michael J. Sacks
FirstName  LastNameMichael J. Sacks
GCM Grosvenor    Inc.
Comapany 30,
September  NameGCM
               2020 Grosvenor Inc.
September
Page 2     30, 2020 Page 2
FirstName LastName
What happens if a substantial number of the public stockholders vote in favor of the Business
Combination Proposal, page xx

2. We note your revised disclosure in response to comment 3. Please disclose here that the
         Minimum Available CFAC Cash Amount is $300,000,000, and disclose here the maximum number of public shares that may be redeemed such that CFAC is able to satisfy the Minimum Available CFAC Cash Amount without requiring the GCMH
         Equityholders and affiliates either to raise the Additional Holder Equity Amount or to waive the requirement. In addition, disclose here that, in conjunction with the September
         10, 2020 vote to extend the date for consummating the initial business combination, stockholders holding 6,592,942 shares of CFAC Class A common stock exercised their redemption rights, reducing the amount in the Trust Account by $68.4 million.
What transactions are occurring with the H&F Parties, page xxv

3. We note your response to our prior comment 4. Please additionally explain how the dollar value the H&F Parties are receiving and their percentage in the limited partnership interests of GCMH compares to the monetary value that CFAC's public stockholders are giving and the percentage interest in GCMH that they are receiving. Summary of the Proxy Statement/Prospectus
Our Company
Scalable and Predictable Business Model, page 5

4. We note your response to comment 8 that your incentive fees have greater variability between time periods. Please revise to disclose quantitative information regarding the variability between such fees, including the decrease of approximately 50% of the incentive fees earned for the six months ended June 30, 2020.
5. We note your revised disclosure on pages 5 and 169 in response to comment 9 that you expect to start charging management fees under existing contracts for approximately $5.6 billion, over the course of approximately the next three years, as capital is invested or based on an agreed upon fee ramp in schedule. Please briefly describe the fee ramp so that investors understand when the $5.6 billion will be invested, and please disclose the ability of such capital to be withdrawn and any past experiences with withdrawals.
Organizational Structure, page 16

6. Please revise the diagram on page 16 to disclose percentage economic and voting interests.
 Michael J. Sacks
GCM Grosvenor Inc.
September 30, 2020
Page 3
Proposal No. 1 The Business Combination Proposal
Background of the Business Combination, page 105

7.       We note your response to comment 16. Please revise to disclose whether
GCM
         Grosvenor or CFAC proposed the valuation of the Grosvenor Companies and disclose whether there were any negotiations in connection with such valuation. Non-GAAP Financial Measures, page 210

8. Please tell us how you recognized the current and deferred tax impact of the adjustments related to your Adjusted Net Income performance measure. Please revise to present the income tax impact as a separate adjustment and disclose how it was computed. Refer to
         Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures for guidance.
Note 3. Mosaic Transaction, page F-48

9. Please refer to comment 28. It appears that the $48.0 million received to fund future investment commitments was recognized as a capital contribution for redeemable noncontrolling interests. Noting you received excess consideration related to the $125.4 million received for equity interests, please tell us how you considered whether this payment represented excess consideration for the redeemable non-controlling interests.
       You may contact Michael Volley at 202-551-3437 or John Nolan, Senior Advisor, at
202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any other questions.



FirstName LastNameMichael J. Sacks                            Sincerely,
Comapany NameGCM Grosvenor Inc.
                                                              Division of
Corporation Finance
September 30, 2020 Page 3                                     Office of Finance
FirstName LastName